#AD 3/13

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15048970

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH. D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEF DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHUN FONG 212-698-3451
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/15

OATH OR AFFIRMATION

I, CHUN FONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEF DISTRIBUTORS, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CONTROLLER / FinOp

Title

Notary Public

NNEKA DOWNES SPENCE
Notary Public - State of New York
NO. 01DO6152453
Qualified in Kings County
My Commission Expires Sep 11, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEF Distributors, LLC

Statement of Financial Condition
December 31, 2014

Filed as PUBLIC information to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Member of
FEF Distributors, LLC

We have audited the accompanying statement of financial condition of FEF Distributors, LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FEF Distributors, LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2015

FEF Distributors, LLC

Statement of Financial Condition

December 31, 2014

CONFIDENTIAL

Assets		
Cash and cash equivalents	$	43,496,626
Commission receivables		609,062
Receivable from Parent		193,651
Other assets		148,338
Total assets	$	44,447,677
Liabilities and Member's Equity		
Liabilities		
12b-1 fees payable	$	40,043,533
Payable to the Parent		449,622
Accounts payable and accrued expenses		55,462
Total liabilities		40,548,617
Member's equity		3,899,060
Total liabilities and member's equity	$	44,447,677

See Notes to Statement of Financial Condition.

FEF Distributors, LLC

Notes to Statement of Financial Condition

December 31, 2014

CONFIDENTIAL

1) Organization

Nature of operations: FEF Distributors, LLC (the "Company") is a non-clearing registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of First Eagle Investment Management, LLC (the "Parent").

The Company is engaged in the distribution of shares of the First Eagle group of mutual funds ("FE Funds"). FE Funds consists of nine 1940 Act registered funds: First Eagle Global Fund, First Eagle Overseas Fund, First Eagle U.S. Value Fund, First Eagle Gold Fund, First Eagle High Yield Fund, First Eagle Global Income Builder Fund, First Eagle Fund of America, First Eagle Absolute Return Fund and First Eagle Overseas Variable Fund. The Company can also engage in private placements of securities solely as wholesale placement agent. The private placement activities are limited to advising on or facilitating the placement of direct participation program securities, effecting private securities offerings, and retail or institutional sales and trading activities.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), as the Company is a broker-dealer limited to the distribution of shares of mutual funds and private placements of securities solely as wholesale placement agent. The Company also does not hold customer accounts or receive customer cash or securities.

2) Significant Accounting Policies

a) **Use of estimates**: The preparation of Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the Statement of Financial Condition. Actual results could differ from these estimates.

b) **Cash and cash equivalents**: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. Cash equivalents consist of money market funds which are valued based on net asset per share. The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

c) **Fair value of financial instruments**: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

d) **Commission receivables**: The Company, as underwriter of the FE Funds, earns up to 50 basis points on sales charges of Class A shares. Dealer allowances are fees of up to 4.5% on the FE Funds Class A shares, where the Company is the dealer of record. These fees are computed based on the purchase and redemption price of the FE Funds and are recorded on an accrual basis as earned. As of December 31, 2014, commission receivables were $609,062.

e) **12b-1 fees payable**: The Company pays 12b-1 and service fees to non-affiliated financial institutions for marketing, promotional and shareholder services on behalf of the FE Funds. The fees are based on contracted amounts and are paid monthly or quarterly, in accordance with the respective agreements. As of December 31, 2014, 12b-1 fees payable was $40,043,533.

f) **Income taxes**: The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of the Parent's tax returns. The Parent is a partnership and, therefore, has tax liabilities only at certain state and local levels. The Company has a tax sharing arrangement with the Parent, whereby the Parent is reimbursed for taxes incurred from the results of the Company's operations. As of December 31, 2014, the Company has a receivable from the Parent for the overpayment of taxes in the amount of $193,651, and is included in receivable from parent.

3) Assets and Liabilities Reported at Fair Value of Financial Investments

Assets and liabilities are recorded at fair value. The Company's securities are traded in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency that are classified within Level 1 of the fair value hierarchy in accordance with ASC 820.

As of December 31, 2014, included in cash and cash equivalents is approximately $4.4 million of investments in money market funds that meet the Level 1 definition. The company does not have any financial investments that are designated Level 2 or Level 3 financial assets or liabilities.

4) Related-Party Transactions

Pursuant to a Purchase and Sales Agreement between the Company and the Parent, the Company sells certain receivables due from the FE Funds at fair value each business day. The funds received from this purchase and sale agreement are disbursed to non-affiliated financial institutions for the marketing and promoting of the FE Funds. A payable is due back to the Parent as of December 31, 2014 in the amount of $387,735, and is included in payable to the parent. For the year ended December 31, 2014, receivables totaling $194,522,348 were sold to the Parent.

Pursuant to an Expense Sharing Agreement between the Company and the Parent, the Company pays monthly administrative fees to the Parent for ongoing administrative services provided to the

Company. The fees are based on headcount and percentages of wages and time spent by certain employees of the Parent, and include services such as personnel, rent, telecommunications, insurance and corporate services. As of December 31, 2014, the amount payable to the Parent for administrative services is $61,887, and is included in payable to the Parent.

The Company receives commission from the FE Funds for the distribution of shares of the FE Funds. At December 31, 2014, commission receivable from the FE Funds was $609,062.

5) Income Taxes

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Since the Company is treated as a disregarded entity for tax purposes through December 31, 2014, management has determined that there are no material uncertain income tax positions for the Company.

6) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subjected to Uniform Net Capital Rule 15c3-1 of the SEC and capital rules of FINRA. The Company has elected to use the alternative net capital method permitted by the rule, which requires the Company to maintain minimum "net capital" equal to the greater of $250,000 or 2% of aggregate debt items arising from customer transactions, as defined. Net capital changes from day to day but, at December 31, 2014, the Company had net capital of $2,860,814, resulting in an excess net capital of $2,610,814. The minimum net capital requirements may restrict the payment of distributions.

7) Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

8) New Accounting Pronouncements

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern* — that will explicitly require management to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The update is effective for the annual period ending after December 15, 2016 and for annual periods and interim periods thereafter. Management is in the process of evaluating the impact of this update to the Company's statement of financial condition.

9) Subsequent Events

The Company evaluated subsequent events for potential recognition and/or disclosure and concluded that there were no subsequent events through February 27, 2015, the date these statement of financial condition were available to be issued.